PRICING TERM SHEET Dated October 2, 2014

Issuer Free Writing Prospectus
Filed Pursuant to Rule 433
Registration Statement No. 333-186561
Supplementing the Preliminary
Prospectus Supplement
dated October 2, 2014 and the
Prospectus dated February 11, 2013

Starwood Property Trust, Inc.

$375,000,000 3.75% Convertible Senior Notes due 2017

This pricing term sheet supplements Starwood Property Trust, Inc.’s preliminary prospectus supplement, dated October 2, 2014 (the “Preliminary Prospectus Supplement”), including the documents incorporated by reference therein, relating to the offering of the Notes, and supersedes the information in the Preliminary Prospectus Supplement to the extent inconsistent with the information in the Preliminary Prospectus Supplement.  In all other respects, this pricing term sheet is qualified in its entirety by reference to the Preliminary Prospectus Supplement.  Terms used herein but not defined herein shall have the respective meanings as set forth in the Preliminary Prospectus Supplement.  All references to dollar amounts are references to U.S. dollars. Unless the context otherwise requires, references to “Starwood” or the “Issuer,” “we,” “us” and “our” in this pricing term sheet mean Starwood Property Trust, Inc. and not its subsidiaries.

Issuer:	Starwood Property Trust, Inc., a Maryland corporation

Title of Securities:	3.75% Convertible Senior Notes due 2017 (the “Notes”)

Ticker / Exchange:	STWD / New York Stock Exchange (the “NYSE”)

Securities Offered:	$375,000,000 principal amount of Notes (plus up to an additional $56,250,000 principal amount if the underwriters exercise their option to purchase additional Notes to cover over-allotments, if any)

Maturity:	October 15, 2017 unless earlier repurchased by us or converted

Issue Price:	98.75%, plus accrued interest, if any, from October 8, 2014

Price to Underwriters:	97.75%

Interest:	3.75% per year. Interest will accrue from October 8, 2014 (the scheduled date of original issuance)

Conversion Premium:	Approximately 10.00% above the NYSE last reported sale price on October 2, 2014

Interest Payment Dates:	Each April 15 and October 15, beginning on April 15, 2015

Interest Payment Record Dates:	Each April 1 and October 1, beginning on April 1, 2015

NYSE Last Reported Sale Price on October 2, 2014:	$21.78 per share of the Issuer’s common stock

Initial Conversion Rate:	41.7397 shares of the Issuer’s common stock for each $1,000 principal amount of Notes

Initial Conversion Price:	Approximately $23.96 per share of the Issuer’s common stock

Trade Date:	October 3, 2014

Expected Settlement Date:	October 8, 2014

Joint Book-Running Managers:	Citigroup Global Markets Inc. Deutsche Bank Securities Inc. Morgan Stanley & Co. LLC Wells Fargo Securities, LLC

CUSIP / ISIN:	85571B AC9/US85571BAC90

Adjustment to Shares Delivered Upon Conversion Upon a Make-Whole Fundamental Change:

The following table sets forth the number of additional shares (as defined under “Description of the Notes—Adjustment to Conversion Rate Upon Conversion in Connection with a Make-Whole Fundamental Change” in the Preliminary Prospectus Supplement) to be received per $1,000 principal amount of Notes for each stock price and effective date set forth below:

Stock Price

Effective Date	$21.78	$22.00	$23.00	$23.96	$25.00	$26.00	$27.00	$28.00	$29.00	$30.00	$32.50
October 8, 2014	4.1739	4.1739	2.9716	1.9701	1.1003	0.5679	0.2520	0.0910	0.0231	0.0020	0.0000
October 15, 2015	4.1739	4.1739	2.9231	1.9118	1.0519	0.5429	0.2539	0.1145	0.0595	0.0430	0.0000
October 15, 2016	4.1739	4.1595	2.7001	1.6818	0.8601	0.4123	0.1820	0.0831	0.0496	0.0412	0.0000
October 15, 2017	4.1739	3.7148	1.7385	0.0000	0.0000	0.0000	0.0000	0.0000	0.0000	0.0000	0.0000

The exact stock prices and effective dates may not be set forth in the table above, in which case:

•                  if the stock price is between two stock prices in the table or the effective date is between two effective dates in the table, the number of additional shares will be determined by a straight-line interpolation between the number of additional shares set forth for the higher and lower stock prices and the earlier and later effective dates, as applicable, based on a 365-day year;

•                  if the stock price is greater than $32.50 per share (subject to adjustment in the same manner as the stock prices set forth in the column headings of the table above), no additional shares will be added to the conversion rate; or

•                  if the stock price is less than $21.78 per share (subject to adjustment in the same manner as the stock prices set forth in the column headings of the table above), no additional shares will be added to the conversion rate.

Notwithstanding the foregoing, in no event will the conversion rate be increased on account of a make-whole fundamental change to exceed 45.9136 shares of our common stock per $1,000 principal amount of Notes, subject to adjustments in the same manner as the conversion rate is required to be adjusted as set forth under “Description of the Notes—Conversion Rights—Conversion Rate Adjustments” in the Preliminary Prospectus Supplement.

Original Issue Discount

The Notes will be treated as issued with original issue discount (“OID”) for U.S. federal income tax purposes, because the issue price (as defined below) of the Notes is less than their stated redemption price at maturity (as defined below) by more than a statutorily defined de minimis amount.  The issue price of the Notes equals the first price at which a substantial amount of such Notes has been sold (ignoring sales to bond houses, brokers or similar persons or organizations acting in the capacity of underwriters, placement agents or wholesalers).  The “stated redemption price at maturity” of the Notes is the total of all payments to be made under the Notes other than qualified stated interest. The term “qualified stated interest” generally means stated interest that is unconditionally payable in cash or property (other than debt instruments of the issuer) at least annually at a single fixed rate. In this case, the stated interest payments on the Notes are qualified stated interest and accordingly, the stated redemption price at maturity of the Notes will equal the principal amount of the Notes.

A U.S. Holder (as defined in “Supplemental U.S. Federal Income Tax Considerations” in the Preliminary Prospectus Supplement) must include OID in income as ordinary interest for U.S. federal income tax purposes as it accrues under a constant yield method in advance of receipt of the cash payments attributable to such income, regardless of such U.S. Holder’s regular method of tax accounting. In general, the amount of OID included in income by an initial U.S. Holder of a Note will equal the sum of the daily portions of OID with respect to such Note for each day during the taxable year (or portion of the taxable year) on which such U.S. Holder held such Note. The “daily portion” of OID on any Note is determined by allocating to each day in any accrual period a ratable portion of the OID allocable to that accrual period. An “accrual period” may be of any length and the accrual periods may vary in length over the term of the Note, provided that each accrual period is no longer than one year and each scheduled payment of principal or interest occurs either on the final day of an accrual period or on the first day of an accrual period. The amount of OID allocable to each accrual period is generally equal to the difference between (i) the product of the Note’s adjusted issue price at the beginning of such accrual period and its yield to maturity (determined on the basis of compounding at the close of each accrual period and appropriately adjusted to take into account the length of the particular accrual period) and (ii) the amount of any qualified stated interest payments allocable to such accrual period. The “adjusted issue price” of a Note at the beginning of any accrual period is the sum of the issue price of the Note plus the amount of OID allocable to all prior accrual periods minus the amount of any prior payments on the Note that were not qualified stated interest payments. Under these rules, U.S. Holders generally will have to include in income increasingly greater amounts of OID in successive accrual periods.

U.S. Holders may generally, upon election, include in income all interest (including stated interest and OID) that accrues on a Note by using the constant yield method applicable to OID, subject to certain limitations and exceptions. Because this election will affect how the U.S. Holder treats debt instruments other than the Notes, it should be made only in consultation with a tax advisor.

General

This communication is intended for the sole use of the person to whom it is provided by the sender.

This communication shall not constitute an offer to sell or the solicitation of an offer to buy securities nor shall there be any sale of these securities in any state in which such solicitation or sale would be unlawful prior to registration or qualification of these securities under the laws of any such state.

The Issuer has filed a registration statement (including a prospectus, dated February 11, 2013, and a preliminary prospectus supplement, dated October 2, 2014) with the Securities and Exchange Commission, or SEC, for the offering of the Notes.  Before you invest, you should read the preliminary prospectus supplement, the accompanying prospectus and the other documents the Issuer has filed with the SEC for more complete information about the Issuer and the offering of the Notes.  You may get these documents for free by visiting EDGAR on the SEC’s website at www.sec.gov.  Alternatively, the Issuer, the underwriters or any dealer participating in the offering of the Notes will arrange to send you the preliminary prospectus supplement and the accompanying prospectus if you request it by contacting Citigroup Global Markets Inc. by mail at c/o Broadridge Financial Solutions, 1155 Long Island Avenue, Edgewood, NY 11717, or by telephone at (800) 831-9146; Deutsche Bank Securities Inc., 60 Wall Street, New York, New York 10005-2836, Attention: Prospectus Group, by calling (800) 503-4611, or by emailing prospectus.cpdg@db.com; Morgan Stanley & Co. LLC, Attention: Prospectus Department, 180 Varick Street, New York, New York 10014, or by email at prospectus@morganstanley.com; or Wells Fargo Securities, LLC, 375 Park Avenue, New York, New York 10152, Attention: Equity Syndicate Dept., Telephone: (800) 326-5897, Email: cmclientsupport@wellsfargo.com.

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